August 23, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010

Attn: Ms. Nili Shah, Accounting Branch Chief

RE: Tecumseh Products Company
    Form 10-K for the Fiscal Year Ended December 31, 2005
    Filed March 15, 2006
    Form 10-Q for the Fiscal Quarter Ended March 31, 2006
    File No. 0-452

Dear Ms. Shah:

This letter is in response to your comment letter dated July 26, 2006, addressed to Mr. Todd W. Herrick, Chief Executive Officer of Tecumseh Products Company. Your comments are reproduced below, followed in each case by Tecumseh's response in italics.

Form 10-K for the year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23 of annual report

Adequacy of Liquidity Sources, page 35 of annual report

     1. We note that you were required to amend your debt covenants for your Senior Guaranteed Notes and your Revolving Credit Facility for your quarters ended June 30, 2005 and September 30, 2005 to lessen the debt covenants. We further note that you defaulted on your amended debt covenants for the quarter ended December 31, 2005 due to continued deterioration of your operating results. To cure the default, you refinanced your debt instruments on February 3, 2006. As such, in future filings please include your EBITDA and fixed charge coverage amounts compared to the debt covenant requirements for the most recent period presented, unless management believes that the likelihood of default is remote. See Section 501.03 of the Financial Reporting Codification. You should also state whether or not you are in compliance with your debt covenants for the most recent period and whether you will be able to cure the default that occurred as of December 31, 2005 with the less restrictive debt covenants within the next 12 months. Refer to EITF 86-30 and SFAS 78 for guidance. Finally, please state the amount available under your credit agreements that would not result in a violation of your debt covenants.

Response to SEC Letter of July 26, 2006
Page 2 of 29


          ANSWER: The Company agrees that the suggested disclosures of identifying the specific amounts of the covenants under our debt arrangements and available borrowing would be useful disclosures and have included such disclosures in the June 30, 2006 Form 10-Q and will include such disclosures in our future filings. The Company has also stated that we are in compliance with all covenants at June 30, 2006, and discussed future expected compliance or events that could lead to non-compliance. As well, as a matter of record, the amounts of the covenants were included in the credit agreements that were filed as Exhibits in the 2005 Form 10-K and in the Current Report on Form 8-K filed February 9, 2006.

          We would also like to provide further clarification of the language included in the Form 10-K for the year ended December 31, 2005. It would have been more accurate to indicate that "the further deterioration of results in the fourth quarter resulted in projections that the Company would be in violation of the amended EBITDA covenant; therefore, the Company sought alternative financing which was successfully obtained on February 3, 2006."

          The new debt agreements replaced the old debt and had less restrictive covenants for which management projected future compliance at the compliance date three months after the balance sheet date as required by EITF 86-30. With the replacement of the debt, the need to cure the violation of the covenants associated with the previous financing arrangement was no longer necessary.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page 36 of annual report

     2. In future filings, please revise your table of contractual obligations as follows:

          - To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

          - To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.

          ANSWER: We agree with the staff's comments and will include such disclosures in the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

Response to SEC Letter of July 26, 2006
Page 3 of 29


     Note 1. Accounting Policies, page 49 of annual report

     3. We note that you use the US dollar as the functional currency at certain Mexican operations. If material, please tell us your consideration of each of the indicators listed in Appendix A of SFAS 52 in determining that the functional currency of these operations is the US dollar. If you have determined that these operations are not material, please provide us with your analysis of the quantitative and qualitative factors in SAB 99. Your quantitative analysis should consider the materiality of the revenue, operating income, net income, assets, and liabilities of these operations.

          ANSWER: The Company operates two production facilities for the Electrical Components group in Mexico. One is located in Juarez and the other in Piedras Negras. Both of the operations are Maquiladora operations that assemble components that are manufactured elsewhere both inside and outside of the Company. Neither operation has external sales; accordingly, the best measure of their relative size is total assets. Total assets at December 31, 2005 were $25.2 million and $19.7 million for Juarez and Piedras Negras, respectively, and represented 1.4% and 1.1% of total assets of the Company respectively.

          The Company assessed the appropriate functional currency for these operations in accordance with the guidance of SFAS 52, Appendix A.

          Pursuant to Appendix A, an entity's functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash. (Appendix A, par. 39).

          As part of the Company's analysis, the following considerations were evaluated in determining that the functional currency of the two Mexican operations was the U.S. dollar.

          A.   Cash flow and financing indicators

               The cash from customers for sales made by the parent is received in the Company's U.S. bank accounts and cash disbursements, except for labor and other minor plant operating costs, which are paid in U.S. dollars from the Company's U.S. bank accounts. Labor and local cost components represent less than 35% of the total cost of the product as the most significant cost is in materials that are purchased by the U.S. parent in U.S. dollars. The operations do not have independent financing arrangements and receive their funding from the U.S. parent entity.

          B.   Sales price and sales market indicators

               The operations do not have independent sales and maintain no sales forces. The majority of products are sold in the U.S. after being transferred back to a Tecumseh U.S. business unit. All such transactions, including the transfer of parts to the plant and the return of finished goods, are denominated in U.S. dollars.

Response to SEC Letter of July 26, 2006
Page 4 of 29


          C.   Expense indicators

               Labor and local cost components represent less than 35% of the total cost of the product as the most significant cost is in materials that are purchased by the U.S. parent in U.S. dollars.

          D.   Intercompany transactions and arrangement indicators

               The operations do not have independent financing arrangements and receive their funding from the U.S. parent entities. There are significant intercompany sales and purchases that are denominated in U.S. dollars.

          Based upon the factors considered in accordance with the guidance provided in SFAS 52 Appendix A, the Company has concluded that the U.S. dollar is the appropriate functional currency for the Mexican operations.

     4. It appears that you have investments in equity and debt securities that are within the scope of SFAS 115. It does not appear that you have stated your accounting policy for such instruments. Please tell us why you do not believe such disclosures, as well as those included in paragraphs 19-22 of SFAS 115, are required. If you decide you are required to state your policy for accounting for these investments, please provide us with the disclosure you intend to include in future filings.

          ANSWER: The Company, from time to time, may have securities that fall within the scope of SFAS 115. The line item "Unrealized gain (loss) on investment holdings" disclosed in Note 2 represents the accounting for the unrealized gains/losses associated with a single investment in the stock of Kulthorn Kirby Public Company Limited. The investment was originally made in 1979 in a non-public predecessor company. In 1991, Kulthorn Kirby became a public company that was thinly traded on the Thai Stock Exchange. The Company sold its shares in the first quarter of 2006 to other investors who maintain a business relationship with, or investments in, Kulthorn Kirby. Given the materiality of the investment to the consolidated balance sheet ($1.1 million initial investment), and the fact that the Company, as a matter of policy, does not invest in marketable securities, we did not include disclosures of the Company's investment policy and other disclosures required by SFAS 115.

          As the Company does not currently hold, nor does it intend to hold securities that meet the definition of a marketable equity or debt security as defined in SFAS 115, the Company does not believe additional disclosure is warranted but would include such disclosure should material investments subject to SFAS 115 exist in the future.

Response to SEC Letter of July 26, 2006
Page 5 of 29


     Note 4. Goodwill and Other Intangible Assets, page 55 of annual report

     5. We note that in the second quarter of fiscal year 2005, you recognized a goodwill impairment charge of $108 million for your FASCO reporting unit, which is part of your Electrical Components reportable segment. There is a concern that investors may have been surprised by this charge, which is 13.3% of total stockholders' equity as of December 31, 2005 and 61.8% of fiscal year 2005 operating loss. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

          In reading your prior disclosures, there does not appear to be any disclosure regarding the implications of adverse events and/or underperformance in the Electrical Components reportable segment. Specifically, in your Form 10-K filed on March 16, 2005, you note that the lower results were partly due to the Electrical Components segment. However, the following discussion appears to indicate that the lower results are due to a need to restructure older operations. During fiscal year 2004 through the first quarter of fiscal year 2005, you did engage in restructuring/plant closures activities in an effort to address the operational difficulties Electrical Components may have been having. From your discussion in "outlook" in this Form 10-K, you state your expectation that the Electrical Components results will improve due to "lower amortization of intangible assets, the benefits of 2004 restructuring activities, and higher selling prices." This disclosure may indicate to an investor that management has no uncertainties with regards to the recoverability of Electrical Components' long-lived assets, considering the lack of disclosure stating otherwise. Finally, your Critical Accounting Policies and Estimates do not include any disclosure with regards to the amount of headroom between the estimated fair value and the carrying value of your reporting units. The lack of disclosure may indicate to an investor that the estimated fair value of the reporting unit exceeds the carrying value in a sufficient amount that goodwill impairment is not reasonably possible.

          In your Form 10-Q filed on May 6, 2005, you do note, "[t]he results for the quarter within certain of our businesses were below the forecasts utilized in testing goodwill for impairment at December 31, 2004. While the Company expects results in the second quarter to continue to lag those forecasts, it is the forecasted results for the second half of the year and subsequent years that remain key to the Company's impairment test." While this disclosure notifies an investor of a potential uncertainty, the disclosure does not provide investors with any sense of which reporting units are at risk for the goodwill impairment. In the "Outlook" section you also state, "Improvements are expected in the second half of the year compared to the prior year based upon more aggressive cost cutting, particularly in the Engine & Power Train and Electrical Components businesses."

Response to SEC Letter of July 26, 2006
Page 6 of 29


          Please clarify for us why there apparently was no specific, prior disclosure regarding a material uncertainty over the recoverability of the Electrical Components reportable segment and/or FASCO reporting unit goodwill asset. Describe the specific factors considered by management at May 6, 2005 in assessing the likelihood of future goodwill impairment.

          ANSWER: The Electrical Components segment was formed at December 31, 2002 concurrent with the acquisition of FASCO Motors Group ("FASCO"). As more fully described in the response to Staff Comment No. 6, for the years ended December 31, 2004 and 2003, the Company's estimate of fair value for this segment exceeded its carrying value by approximately $37 million and $159 million, respectively. This segment was generating positive operating profits and substantial cash flows in 2004 and 2003, and although reported 2004 operating profit was below 2003, the cash flows and business prospects appeared to support the carrying value of the segment including the substantial amount of goodwill associated with the segment (goodwill approximated 50% of the segment's book value at December 31, 2004 and 2003).

          Accordingly, although results in 2004 were below 2003 for the Electrical Components segment, management did not believe at the time of the filing of the Form 10-K for the year ended December 31, 2004 that conditions would continue to deteriorate such that in 2005, the third year after the acquisition of FASCO, a material impairment of goodwill would become apparent. Sales were relatively flat compared to 2003, after a significant decline from pre-acquisition levels, and the segment's management plan for 2005 demonstrated an expectation of sales growth. In addition, the margin decline experienced in 2004 from 2003, which was largely attributable to the rising costs of copper and non-recurring costs associated with a product design change for an automotive customer, was expected to improve based upon announced price increases and expected cost improvements from the restructuring activities.

          At March 31, 2005, reported sales for this segment of $100.2 million and operating loss of $1.1 million were well below the three months ended March 31, 2004 by $6.8 million and $4.5 million, respectively. The disclosed reasons in MD&A for the decline in operating income were "lower sales volumes, higher commodity costs in excess of pricing recoveries, and unanticipated operational inefficiencies related to the closure of the St. Clair facility, partially offset by lower amortization of intangible assets". Given that the December 31, 2004 annual goodwill assessment indicated that the estimated fair value of the segment exceeded book value by $36.9 million, management did not believe the cash flow associated with the $4.5 million decline in operating profit indicated an impairment at March 31, 2005, particularly because some of the factors for the decline appeared to be temporary. Management of the operating unit believed that a significant portion of the sales decline was due to timing of sales in advance of price increases, and other sales being delayed into later quarters. However, given the possibility that the change could be other than timing or temporary, we considered it appropriate to provide more disclosure regarding the potential impairment of FASCO's goodwill in footnote 5 of the Quarterly Report on Form 10-Q for the three months ended March 31, 2005 as follows:

Response to SEC Letter of July 26, 2006
Page 7 of 29


               The results for the quarter within certain of our business units were below the forecasts utilized in testing goodwill for impairment at December 31, 2004. While the Company expects results in the second half of the year and subsequent years to lag those forecasts, it is the forecasted results for the second half of the year and the subsequent years that remain key to the Company's impairment test. While management does not believe the business decline experienced during the first quarter will have permanence which would represent a triggering event for interim evaluation of the recoverability of goodwill, further deterioration of results below forecasts for the second quarter may require the Company to conduct an impairment test during the second quarter 2005 (outside of the annual testing date of December 31) with a better view of the Company's cost cutting activities, pricing actions, and possibly revised discount rates. While the Company has not begun any further impairment testing at this time, an impairment could result during the second quarter of 2005, if such an analysis is warranted. It is not reasonably possible to estimate the amount of impairment, if any; however, such loss could be material."

          The Company believes this first quarter 2005 disclosure notifies the investor of a potential uncertainty to goodwill, of which as disclosed in Note 5, the Electrical Components segment comprised approximately 90% of the total.

     6. There is a concern about whether the disclosures in your fiscal year 2005 Form 10-K fully explain the goodwill impairment charge. Specifically, you attribute the need for an interim impairment test to the failure to achieve the business plan for two consecutive quarters and expected future market conditions. You also state that the impairment at the FASCO reporting unit is due to the deterioration of volumes and inability to recover higher commodity and transportation costs through price increases. Given that the impairment charge eliminated approximately 13% of your stockholders equity balance as of December 31, 2005, substantive and informative disclosure is required that clearly identifies the specific facts and circumstances that caused management to change its cash flow forecasts and recognize the impairment charge. In this regard, we note the requirements of paragraph 47.a. of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification. At a minimum, such disclosure should clarify/address the following:

               A. Please clarify when the deterioration of volumes and FASCO's inability to recover higher commodity and transportation costs through price increases developed. Given the lack of disclosure regarding these events and the uncertainty of the recoverability of FASCO's assets in your 2004 Form 10-K, it is unclear whether these events are specific to the first half of 2005 or have been developing over time.

          ANSWER: The deterioration of FASCO's overall volumes was not evident until the second quarter of 2005. Fourth quarter 2004 sales in dollars had exceeded 2003 fourth quarter sales by $0.7 million. However, after further analysis of the first quarter 2005 results, we realized that some of the FASCO's fourth quarter 2004 sales were the result of customers buying ahead of price increases scheduled to go into effect on January 1, 2005. In addition, copper, which is a significant input into the production of an electric motor, had risen steadily during 2004 and into 2005 as noted in the following table of spot prices.

Response to SEC Letter of July 26, 2006
Page 8 of 29


       (In $ per cwt. Source: American Metal Market - AMM Market Guide).

                  Copper
                  ------
January 1, 2004   104.30
April 1, 2004     137.10
July 1, 2004      120.50
October 1, 2004   140.00
January 1, 2005   148.70
April 1, 2005     151.05
July 1, 2005      155.35

          As illustrated, copper commodity price increases were impacting this unit and FASCO experienced significant resistance from some of its customers in passing along its price increases. During the second quarter of 2005, we concluded that certain conditions could no longer be assumed to be temporary with respect to our long range expectations. Specifically, commodity prices continued to grow to unprecedented levels, and despite proposed price increases, those price increases could not be utilized indefinitely to maintain margins. Note that the Company initially expected the price of copper to return to levels consistent with 2004 during 2005. Further, it became apparent that the pricing of Asian produced products was not keeping pace with the rate of commodity cost increases. In addition, the Company saw additional sales declines in the second quarter of 2005 in the automotive market due to a weakening in the overall market conditions in this segment. The Company also concluded that certain of the declines experienced in the gear motor business that were expected to be temporary would likely be permanent. Finally, new sales that were expected to produce sales growth, or at least be offsets to other declines, did not materialize when the products could no longer meet customer price targets given the escalation in commodity costs. As a result, the Company utilized lower sales and margin assumptions over the duration of the projected cash flow model in assessing impairment at June 30, 2005.

          As noted in the response to Staff Comment No.5, the Company's estimate of fair value for this segment exceeded its carrying value by approximately $37 million and $159 million at December 31, 2004 and 2003, respectively. The Electrical Components segment was generating positive operating profits and substantial cash flows in 2004 and 2003, and although reported 2004 operating profit was below 2003, the cash flows and business prospects appeared to support the carrying value of the segment including the substantial amount of goodwill associated with the segment (goodwill approximated 50% of the segment's book value at December 31, 2004 and 2003).

Response to SEC Letter of July 26, 2006
Page 9 of 29


          Accordingly, although results in 2004 were below 2003 for the Electrical Components segment, management did not believe at the time of the filing of the Form 10-K for the year ended December 31, 2004 that conditions would continue to deteriorate such that in 2005, the third year after the acquisition of FASCO, a material impairment of goodwill would become apparent. It was the more rapid change in conditions which culminated in the second quarter of 2005 that necessitated the reevaluation of the projected cash flow model that ultimately drove the impairment conclusion.

               B. Your recognition of a goodwill impairment charge during the quarter ended June 30, 2005, appears inconsistent with your disclosures in other filings. You state that the failure to achieve the business plan for two consecutive quarters resulted in the need for a SFAS 142 impairment test. However, your first quarter 2005 Form 10-Q disclosures suggest that you already anticipated this failure. Specifically, in your first quarter 2005 Form 10-Q, you provided guidance that the Electrical Components segment was not going to achieve the business plan for the second quarter of fiscal 2005, but that your second half of fiscal 2005 and thereafter were key to your impairment tests as of December 31, 2004. Accordingly, please clarify the specific events that developed in the quarter ended June 30, 2005 to trigger the SFAS 142 impairment test. Also, what were the specific changes in market conditions that you identified in the second quarter of 2005 that are expected to occur going forward that would significantly change your forecasted cash flows for FASCO? Compliance with the guidance in paragraph 28 of SFAS 142 should be clearly evident.

                    ANSWER: While more specific information is provided in responses to the staff's questions under other bullet points, the Company did not believe that its projected shortfall of second quarter results at March 31, 2005 would necessarily create a triggering event. At March 31, 2005, the Company believed that the factors it was experiencing that led to lower sales and margins would be temporary in nature over the life of the model used to project discounted cash flows. We believed that the factors were temporary, and we expected that successful actions such as pricing changes, cost reductions and new sales would place the business back on track with its longer range projections. The disclosure indicated that in transitioning back to expected long range results, the second quarter would still lag, but that by the time we reached later quarters such results would be expected to be back on track. In Note 5, "Goodwill and Other Intangible Assets" from our Form 10-Q dated March 31, 2005, we tried to identify that it is the assessment of "permanence" that is the triggering event and not merely the level of second quarter results. Specifically, we stated that "further deterioration of results below revised forecasts for the second quarter may require the Company to conduct an impairment test in the second quarter."

                    Accordingly, the reason for the impairment charge at June 30, 2005 was the realization that some of these factors were in fact more permanent in nature than previously thought and therefore had to be reflected in all future periods of the discounted cash flow model. The reason for the triggering of the assessment at June 30, 2005, was not that second quarter results lagged our original projections (those used to measure potential impairment at December 31, 2004), but that the second quarter results lagged our revised expectation established at March 31, 2005 as we had warned. Had second quarter results been in line with these March 31, 2005 expectations, which were below the December 31, 2004 expectations for the second quarter, then we would have been able to conclude that the factors were indeed temporary and that the transition back to originally expected profit levels was underway.

Response to SEC Letter of July 26, 2006
Page 10 of 29


               C. How is a downward adjustment in forecasted cash flows consistent with your disclosures that Electrical Components' results were expected to improve in the second half of the year? While your second quarter of fiscal year 2005 Form 10-Q does not provide any expectations regarding the future results of Electrical Components segment, you do note in your fiscal year 2005 Form 10-K that Electrical Components has demonstrated monthly year over year improvement since August 2005 and is expected to continue.

                    ANSWER: The Electrical Components group had declining results when compared to prior year periods in the third and fourth quarters of 2004, due to the factors cited in the 2004 10-K. In particular, several of those factors were considered temporary. For example, price increases that were being implemented were expected to improve margins that had shrunk as a result of the escalating cost of commodities. In the first and second quarters of 2005 results fell short of the expectations due to the factors noted above. Despite results falling short of plan in the first half of year, the Company still expected the segment results in the latter half of 2005 to exceed those of 2004 when they had been depressed by escalating commodity prices. However, even though improvement was expected in year over year results in the second half of the year, those improvements were less than expected at the beginning of 2005 due to the factors experienced in the first half of 2005. Stated more simply, second half 2005 results were better than prior year but still short of the expectations reflected in the December 31, 2004 evaluation of goodwill.

               D. The revised forecasts of June 30, 2005 that resulted in the goodwill impairment charge appear inconsistent with the Electrical Components segment's performance. Specifically, the SFAS 131 footnote disclosure in your 2005 Form 10-K only reflects a 3% decrease in Electrical Components' external sales from 2003 to 2005. Further, the Electrical Components segment generated operating income for each of the three years ended December 31, 2005. Further, although Electrical Components incurred a $1.1 million operating loss in the quarter immediately preceding the goodwill impairment charge, it generated operating profit of $0.2 million for the quarter in which the charge was recognized and $4.8 million in the quarter subsequent to the charge. Based on the Electrical Components operating results and related disclosures within MD&A, it is not obvious why $108 million of goodwill was found to be impaired as of June 30, 2005.

Response to SEC Letter of July 26, 2006
Page 11 of 29


                    ANSWER: The staff has noted that operating income in the quarter preceding the impairment was a loss of $1.1 million, while the quarter in which the impairment was recorded was income of $0.2 million. Some of the change in sequential quarter over quarter profitability was due to seasonal factors and not solely due to fundamental changes in profitability levels. In addition, while the Electrical Components group generated operating income for the three years ended December 31, 2005, such income, while positive, was not of sufficient size to ultimately support the carrying value of the goodwill when the Company, using its best judgment, reflected current operating conditions at June 30, 2005 into its long range projections.

                    While sales only declined 3% when comparing 2005 to 2003, it is important to note the performance of sales in the first quarter and first six months of 2005 in comparison to both the prior year and with respect to the goodwill impairment projections / management budget. At the first quarter, sales were 6.4% below the prior year and in the second quarter 2.7% below the prior year, and in both cases below budget by a greater amount. Additionally, unit volumes declined by more than 3% but were mitigated in dollar terms by increases due to currency translation.

                    At March 31, 2005 the extent to which the sales shortfall might be permanent versus temporary was not clear due to cited factors such as the unanticipated drop in sales volumes in reaction to price increases. It was at this point when we felt it would be necessary to warn readers that results fell short of projections used to value goodwill. However, until such time as we could judge whether such volume declines were more than just temporary, we were not prepared to adjust our longer term expectation of sales in the goodwill impairment projection. As noted above, we believed at that time that comparison of actual second quarter results to our revised projections for that quarter would help us decide whether 1) we had reached a triggering event, and 2) whether such factors affecting profitability had a greater amount of permanence.

               E. What were the significant, critical accounting assumptions that differed between the impairment tests conducted at December 31, 2004 and at June 30, 2005 for FASCO that resulted in an impairment charge of $108 million? What was the basis for the changes in these assumptions? Quantify the material growth rate, discount rate, and historical and forecast cash flow measures that supported the FASCO reporting unit goodwill impairment tests completed at each date.

                    ANSWER: We conducted our test for goodwill impairment at December 31, 2004 in accordance with our policies and methodologies and used Strategic Business Unit management business plans and projections as the basis for expected future cash flows. In evaluating such business plans for reasonableness in the context of their use for predicting discounted cash flows in our impairment model, we evaluated whether there was a reasonable basis for differences between actual results of the preceding year and projected results for the upcoming years. In evaluating these projected cash flows, we used our best judgment to separate which factors were permanent versus temporary. For example, during 2004, the cost of copper had escalated by 42.6% when compared to the price at January 1, 2004. The

Response to SEC Letter of July 26, 2006
Page 12 of 29


                    Electrical Components Group had maintained very few hedges with respect to copper through forward purchase contracts. Thus, as the cost of copper rose throughout 2004, the group was at a competitive disadvantage in comparison to those companies that had purchased copper forwards. In evaluating the subsequent year it was reasonable to assume that other competitors' forward purchases would expire and higher pricing would be available in the market. The trend in sales volume was a similar issue. The Company had been involved in restructuring activities which included the closure of one facility and the moving of its productive assets to Mexico. In the course of this move, the Company lost sales due to its inability to deliver products to its customers. At December 31, 2004, the Company had to assess to what extent such sales losses were temporary and which might become permanent.

                    As noted below under a separate bullet point, the operation suffered a distinct drop in cash flows in 2005 from levels in 2004 and 2003. The timing of the recognition of the impairment was driven by changes in the underlying assumptions for future cash flows that changed as we gained more insight into sales patterns and margins. As noted in our first quarter disclosure, the business segment was experiencing lower overall sales that not only were lower than the prior period, but also lower than what was expected per management's plan and the projected sales that were used in the December 31, 2004 projections for evaluating goodwill impairment.

                    After second quarter results were complete, and again sales were both short of prior year and short of our revised projections for the quarter, we obtained more insight into the sales declines. At this point, the sales declines in the residential and commercial and the gear motor markets were deemed to be more than just temporary and conditions in the automotive market were worsening. Sales that the Company expected to achieve based upon discussions with some customers were not materializing and sales at other customers were not rebounding to prior year levels. In addition, pricing actions that had been employed throughout 2004 and the beginning of 2005 were not keeping pace with further commodity cost increases and it was suspected that Chinese competitors might be able to sustain an advantage in material costs due to apparent subsidies. Accordingly, the Company questioned whether it would ever be able to fully recover the commodity cost increases through pricing actions. It was at this point that the Company felt it necessary to reassess expected longer term sales volumes and ongoing sustainable margins in the higher cost environment. The new projections reflecting different sales levels and margins resulted in the assessed impairment at June 30, 2005.

                    See response to comment 6G below for discussion of growth rates, discount rates and cash flow indicators.

               F. Does FASCO have any remaining goodwill and/or identifiable intangible assets as of June 30, 2005 and December 31, 2005? If yes, what are those amounts?

Response to SEC Letter of July 26, 2006
Page 13 of 29


                    ANSWER: The following table reflects goodwill and other intangible assets associated with FASCO, as included in the Company's consolidated balance sheet at June 30, 2005 and December 31, 2005 (amounts in millions):

                         December 31, 2005   June 30, 2005
                         -----------------   -------------
Goodwill                       $108.9            $108.9
Trade name                       16.9              16.9
Customer relationships           31.2              32.7
Technology                        6.7               9.9

               G. For all of your reporting units by reportable segment, what is the estimated fair value versus the carrying value for each of the three years ended December 31, 2005? For reporting units with declining fair values and/or values close to carrying value, the amounts should have been disclosed in addition to the amount of long-lived assets and goodwill at risk.

                    ANSWER: Overview

                    In performing the annual assessment of the carrying value of goodwill the Company first identifies the reporting units within the segments, as disclosed in the company's annual report on Form 10-K for the year ended December 31, 2005, where goodwill is recorded. At December 31, 2005 there were four reporting units within three segments for which goodwill was recorded, and at December 31, 2004 and 2003 there were five reporting units within four segments for which goodwill was recorded. Following is a discussion by segment with respect to the Company's annual assessment of the carrying value of goodwill. The estimated value referred to in the following discussion is a result of using a forecasted discounted cash flow analysis which is the Company's practice.

Response to SEC Letter of July 26, 2006
Page 14 of 29


                    Compressor Segment

                    The two reporting units within the Compressor segment for which goodwill is recorded are referred to as "India" and "Europe" and their operations represent approximately 31% of the segment. Note that during each of the two years in the period ended December 31, 2005 the only change in goodwill was related to the effect of translation. Following is a summary of the results of the annual assessment (amounts in millions):

                      2005     2004     2003
                     ------   ------   -----
India:
   Goodwill          $  6.9   $  7.1   $ 6.8
   Book value          60.5     65.2    64.5
   Estimated value    107.8    146.7    98.4
   Excess              47.4     81.4    33.9

Europe:
   Goodwill          $ 10.0   $ 11.5   $10.6
   Book value          77.3     80.1    92.2
   Estimated value     84.7    110.0    92.2
   Excess               7.4     29.9      --

                    As disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, it was determined that goodwill amounting to $29.5 million associated with the Company's European compressor business was impaired. Based on subsequent annual goodwill impairment tests, there have not been any further indicators of an impairment; however, as illustrated in the table above, the excess of fair value over carrying value declined significantly as of December 31, 2005 when compared to December 31, 2004. Accordingly, the Company expanded its disclosures in its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2006. Refer to the response to comment 6H for changes to be reflected in future filings.

                    Electrical Segment

                    The FASCO reporting unit comprises substantially all the operations of this segment and the goodwill in this unit was a result of the acquisition of FASCO on December 31, 2002. Other than the $108 million impairment recognized in the second quarter 2005, the only other changes in goodwill were related to purchase price adjustments. Following is a summary of the results of the annual assessment as well as selected information from the segment footnote included in the table entitled "Reported cash flow indicators" (amounts in millions):

Response to SEC Letter of July 26, 2006
Page 15 of 29


                        2005     2004     2003
                       ------   ------   ------
Goodwill               $108.9   $216.9   $217.7
Book value              310.8    427.6    407.2
Estimated value         383.5    464.5    565.8
Excess                   72.7     36.9    158.6
Discount rate            9.25     10.0     10.0
Residual growth rate      3.0      3.0      3.0

                                        Last Twelve Months Ended
                                 -------------------------------------
                                 12/31    6/30    3/31   12/31   12/31
                                  2005    2005    2005    2004    2003
                                 -----   -----   -----   -----   -----
Reported cash flow indicators:
   Operating income              $ 7.5   $ 3.1   $ 6.8   $11.3   $16.9
   Depr./amort.                   21.0    25.3    26.2    27.8    29.6
   Capex                          (7.7)   (4.3)   (4.5)   (3.6)   (5.0)
                                 -----   -----   -----   -----   -----
Net cash flow indicator          $20.8   $24.1   $28.5   $36.5   $41.3

                    Pumps Segment

                    The Little Giant reporting unit comprised approximately 90% of this segment and was the reporting unit to which the goodwill was attributable. Goodwill during the 2003 through 2005 period remained unchanged. Following is a summary of the results of the annual assessment (amounts in millions):

                   2005    2004     2003
                  -----   ------   ------
Goodwill          $ 5.1   $  5.1   $  5.1
Book Value         35.8     45.2     53.1
Estimated Value    99.2    127.6    115.8
Excess             63.4     82.4     62.7

                    As disclosed in the June 30, 2006 Form 10-Q, the Company recognized a pre-tax gain of $69.8 million associated with the completed disposition of Little Giant in the second quarter of 2006. Additional pre-tax gains approximating $8.5 million, associated with the curtailment of Little Giant employee benefit liabilities retained by the Company, will be recognized in subsequent periods.

Response to SEC Letter of July 26, 2006
Page 16 of 29


                    Engine & Power Train Segment

                    There is one reporting unit within the Engine & Power Train segment for which goodwill is recorded. It is referred to as "Motoco" and its operations represent approximately 8.5% of the segment. Note that during each of the two years in the period ended December 31, 2004 the only change in goodwill was related to the effect of translation. Following is a summary of the results of the annual assessment (amounts in millions):

                  2005    2004    2003
                  ----   -----   -----
Goodwill          $ --   $ 2.9   $ 2.5
Book value         n/a    26.4    24.2
Estimated value    n/a    36.8    78.6
Excess             n/a    10.4    54.4

                    At December 31, 2004 and 2003 goodwill associated with Motoco represented approximately 2% of the Company's total goodwill.

                    For the year ended December 31, 2005 Motoco's operating loss was $3.4 million compared to planned operating income of $0.6 million. This deterioration and decisions made in the fourth quarter regarding where certain products will be produced in future years coupled with uncertainty as to the Company's ability to bring costs down enough to meet previous cash flow forecasts resulted in our determination that the goodwill (which then aggregated $2.7 million) was fully impaired.

               H. Your critical accounting estimates section should disclose how you estimate fair value; significant assumptions related to your estimates, uncertainties associated with your assumptions, and risks of changes to your assumptions; and a sensitivity analysis depicting the effect of a 1% change in these assumptions.

                    ANSWER: The Company's current critical accounting estimate in the Annual Report on Form 10-K includes a discussion of the fact that the Company estimates fair value of its reporting units using estimated discounted future cash flows. In future filings on Form 10-K, the Company will expand this disclosure to include disclosure of significant assumptions and any uncertainties that surround those significant assumptions. Further, the Company will include a sensitivity analysis depicting the effect of a 1% change in these assumptions in its Annual Report on Form 10-K for the year ended December 31, 2006. As of June 30, 2006, a 1% increase in the discount rate used in the December 2005 forecasted discounted cash flow analysis would have an impact of approximately $52 million on the estimated fair value of the reporting unit within the Electrical Components segment with goodwill and would not result in an impairment at June 30, 2006. A

Response to SEC Letter of July 26, 2006
Page 17 of 29


                    1% increase in the discount rate used in the December 2005 forecasted discounted cash flow analysis for the Europe reporting unit within the Compressor segment, that has goodwill aggregating $10 million, would have an impact of approximately $11 million on the estimated fair value of this reporting unit and would result in the need for management to perform a step 2 analysis and could result in an impairment. We will include this disclosure in future filings.

     Note 5. Income Taxes, page 58

     7. We note the increase in your deferred tax asset valuation allowance of $70 million in 2005. Please tell us why you do not consider your deferred tax asset valuation allowance a critical accounting estimate. In addition, please tell us the specific events that arose in 2005 that resulted in the need for a valuation allowance in 2005, as compared to prior periods. Finally, please tell us, in detail, your consideration of paragraph 21 of SFAS 109 in determining that the likelihood of realization of $171.7 million of deferred tax asset is more likely than not. For example, please clarify whether the taxable temporary differences giving rise to the $168.3 million of deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets.

          ANSWER: We acknowledge that income taxes and the need for a valuation allowance against deferred tax assets is a critical accounting policy and estimate. Income tax balances and valuation allowance assessments are closely monitored by the Company and its Audit Committee despite the fact that a disclosure of this analysis was not included by the Company in its Form 10-K. As such, we have added the disclosure of the policy to our Form 10-Q for the three and six months ended June 30, 2006 and will include it in future filings.

          With respect to the recording of valuation allowances, during the third quarter of 2005, the Company increased the valuation allowance recorded against net deferred tax assets in both Brazil and the United States. The decision to increase the valuation allowance in those jurisdictions was based on management's review of all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance was needed.

          The following factors were identified as sufficient negative evidence that led management to believe it was more likely than not that the deferred tax assets would not be realized as of September 30, 2005:

               - During 2004, the Company's U.S. operations began to show cumulative pre-tax book losses over a three-year period.

               - Although the Company had significant amounts of pre-tax income in the past, the cumulative three-year loss called for an additional amount of skepticism to be applied to the assumptions used in determining whether it was "more likely than not" that these assets would be utilized.

               - At the end of 2004, the Company was still reporting a modest amount of U.S. taxable income.

Response to SEC Letter of July 26, 2006
Page 18 of 29


          To make its assessment of utilization, management looked at whether or not sufficient taxable income of the appropriate character could be generated in the U.S. operations within the allowable carry-back and carry-forward periods provided for under U.S. tax law. One source of income that was considered was the availability of tax planning strategies that would allow the Company to repatriate its foreign earnings in a tax efficient manner and which would also be consistent with management's plans to realign its business.

          Early in 2004, the Company started to examine various tax planning ideas that would generate sufficient U.S. taxable income to allow the Company to recover its net deferred tax assets recorded in the U.S. tax jurisdiction. Historically, the Company's Brazilian compressor business produced significant profits from manufacturing and exporting its products around the globe. During 2003 and 2004, the Brazilian compressor business reported the following profits before taxes respectively, $53.6 million and $52.1 million. As part of a planned global business realignment, management made the decision to manage its sales activities for its compressor business located abroad through a U.S. based trading company. The added benefit of this strategy was to shift profits attributable to the export activities previously undertaken by the Brazilian compressor business to the U.S. trading company, whose profits management estimated would be sufficient to utilize the U.S. deferred tax assets. As previously stated, the Brazilian operations provided significant profits in the past and were forecasting continued profitability into the future.

          Therefore, the Company began steps to implement the trading company strategy in 2004. The expected impact, at that time, on profits was to shift approximately $26 million of income annually from Brazil to the U.S. The Company determined this strategy was both prudent and feasible given that the plan was within management's control and could be implemented at their discretion.

          As a result, it was concluded that the significant negative evidence present at December 31, 2004 was overcome and no increase to the valuation allowance was necessary against the U.S.'s net deferred tax assets.

          During the first six months of 2005, however, profits from Brazil's compressor business were not meeting management's profit plans for the year, but the unit was still profitable and its revised profit forecast for the full year was still sufficient to allow for taxable income in Brazil. As the Company monitored its forecast for the year, it still believed there was sufficient income in Brazil to transfer to the U.S. through the planned-for trading company. The decrease in the Brazilian unit's profits was primarily attributable to the following two factors: (1) the advance of Brazil's currency, the real, against the dollar and (2) the increase in raw materials prices including copper, which is a critical component in manufacturing compressors.

Response to SEC Letter of July 26, 2006
Page 19 of 29


          The increasing value of the Brazilian currency against the U.S. dollar and the euro negatively impacted the compressor business's profits since its sales were denominated in dollars or euros and its costs were primarily paid in Brazilian real. The Company was not able to increase its price to its customers to account for the foreign exchange losses and the commodity price increases.

          In the third quarter of 2005 the real increased in value by 5.9% against the U.S. dollar and 6.3% against the euro, leading management to revise its profit forecasts for the Brazilian compressor business. The revised forecast indicated a full-year loss that could no longer sustain the profit shift attributable to the trading company strategy. The Brazilian operations no longer forecasted profits and the Company, therefore, increased its valuation allowances accordingly.

          Based on the significant negative evidence that existed as of the third quarter of 2005, including cumulative losses in recent years, as well as the lack of prudent and feasible tax planning opportunities, management believed it was not more likely than not that the deferred tax assets would be realized and therefore recorded a full valuation allowance against the U.S. and certain Brazilian net deferred tax assets.

          As of December 31, 2005 the company reported total deferred tax assets of $171.7 million and total deferred tax liabilities of $168.3 million for a net deferred tax asset of $3.4 million. Paragraph 21 of SFAS 109 states that "future realization of the tax benefit of an existing deductible temporary difference, or carry-forward, ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry-back, carry-forward period available under the tax law."

          In determining the likelihood of realization of the Company's deferred tax assets, consideration was given to whether the deferred tax liabilities would reverse in the same period, jurisdiction and would be of the same character as the temporary differences giving rise to the deferred tax assets. It was determined that the deferred liabilities would result in realization of a portion of the deferred tax assets recorded.

     Note 10. Environmental Matters, page 64 of annual report

     8. We note that subsequent to the signing of the "Liability Transfer Agreement" you derecognized the $39.2 million liability related to the Sheboygan River Site along with the gain contingency you had recognized. In your footnote disclosure, you further state, "these arrangements do not constitute a legal discharge or release of the Company's liabilities with respect to the Site." With regards to your HARP remediation, we also note you have derecognized the liability for this loss contingency based on the agreement with TRC. You also state, "the arrangements with TRS and the WDNR do not constitute a legal discharge or release of the Company's liabilities." As such, please tell us how you determined it was appropriate to derecognize these liabilities based on the requirements set forth in paragraph 16 of SFAS 140.

Response to SEC Letter of July 26, 2006
Page 20 of 29


          ANSWER: The accounting treatment for these two liability transfer agreements was recorded in accordance with "Extinguishment of a Liability" provisions of SFAS 140. Under SFAS 140, par. 16 b, a liability is extinguished when the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. In the case of the Sheboygan River Site, the creditor/obligee is the U.S. Environmental Protection Agency. At the time that the Company signed the Liability Transfer Agreement with Pollution Risk Services, LLC (PRS), the Company had yet to execute an amended consent decree with the EPA and have it entered with the Department of Justice whereby PRS would be formally recognized as the primary obligor. Accordingly, the Company did not derecognize the liability at the time of the execution of the Liability Transfer Agreement, but alternatively recognized the $39 million payment under the agreement as an asset. During the fourth quarter of 2005, the Company and the U.S. EPA executed an amended consent decree, which among other terms, recognized PRS as a Potentially Responsible Party and the primary obligor for the clean-up. Accordingly, the Company derecognized the liability. However, even though the Company is no longer the primary obligor, it is still contingently liable if PRS and the insurer, CHUBB, were to fail to perform. Accordingly, the continued disclosure is intended to inform the reader of the remaining contingency to which the Company is subject. The accounting for this contingency is in accordance with SFAS 5, Accounting for Contingencies. The Company monitors the status of the environmental clean-up efforts and has currently assessed the likelihood that the Company will be required to make additional payments related to this environmental contingency as remote.

          With respect to the HARP site, the creditor/obligee is the Wisconsin Department of Natural Resources. Under this arrangement, the consent decree recognizing TRC as the primary obligor occurred concurrently with the execution of the Liability Transfer Agreement. Like the Sheboygan arrangement, the Company is contingently liable should TRC and the insurer, AIG, fail to perform. The accounting for this contingency is in accordance with SFAS 5, Accounting for Contingencies. The Company monitors the status of the environmental clean-up efforts and has currently assessed the likelihood that the Company will be required to make additional payments related to this environmental contingency as remote.

     Note 11. Commitments and Contingencies, page 66 of annual report

     9. We note that you are the subject of class actions and asbestos-related claims that you believe are incidental to your business and have not provided any of the disclosures in accordance with Questions 2 and 3 of SAB Topic 5:Y. In SAB Topic 5:Y, we clearly state that we believe that product and environmental remediation liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being unclear and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant's financial condition, results of operations, or liquidity. As such, please explain to us how you concluded that no additional disclosures are required by SAB Topic 5:Y for your asbestos-related claims. If you determine that additional disclosures are required by SAB Topic 5:Y, please provide us with such disclosures.

Response to SEC Letter of July 26, 2006
Page 21 of 29


          ANSWER: The Company is named in a number of asbestos related claims and in all cases, the Company has been named within a long list of co-defendants. In addition, all the suits have been initiated by a limited number of plaintiff's law firms. The Company has been largely successful to date in defending itself against these suits and has been dismissed in several of the cases.

          The asbestos that was present in the Company's products was primarily in gaskets in the Company's engine and compressor products. For compressors, any asbestos fibers were sealed in gaskets within a sealed hermetic steel compressor. These compressors were not serviceable by opening the product; therefore, it is not likely that anyone ever received enough exposure for the Company to be a source of illness. Typically, the lawsuits involving compressors come from individuals who worked in the HVAC industry and the Company appears to be included merely based on its association with supplying compressors to the industry. Typically, the lawsuits involving engines come from individuals with long work histories where exposure to other asbestos products is easily established, but with a claim to occasionally repairing Tecumseh engines, or other outdoor product equipment. Not all Tecumseh gaskets contained asbestos, and many gaskets were metal encased, prohibiting release of asbestos fibers. The Company can present medical testimony that an individual has an almost zero probability of asbestos exposure and, again, it is not likely that anyone ever received enough exposure for the Company to be a source of illness. The Company has also been named in some cases involving Little Giant Pump Company but no asbestos containing products have been identified and was named in one case involving FASCO, which was subsequently dismissed, again without identification of an asbestos-containing product.

          To date, the Company has been named in a total of 78 such asbestos cases. To date, the Company has been dismissed from 17 of these cases. To date, we have only paid a settlement in one case for a total of $35,000. In the settled case, while management believes we would likely have prevailed, it was determined to be more cost effective to settle and avoid further fees and costs and avoid the potential for an adverse jury verdict.

          Based upon the above information, we do not believe asbestos litigation is significant to the Company. However, we felt it would be prudent to at least include disclosure that the Company has been named in these types of lawsuits

     Note 13. Guarantees and Warranties, page 69 of annual report

     10. In future filings, please ensure that your warranty disclosure includes all of the information required by paragraphs 13 and 14 of FIN 45. Specifically, state the length of your warranties for each type of product; the aggregate changes in the liability for accruals related to product warranties issued during the reporting period; and the aggregate changes in the liability for accruals related to pre-existing warranties. Please provide us with the disclosure you intend to include in future filings.

Response to SEC Letter of July 26, 2006
Page 22 of 29


          ANSWER: We agree that the disclosures required by paragraphs 13 and 14 of FIN 45 would enhance the Company's currently disclosed information and have provided the following disclosure in the Company's Form 10-Q for the three and six month periods ended June 30, 2006.

     Reserves are recorded on the Consolidated Balance Sheet to reflect the Company's contractual liabilities relating to warranty commitments to customers. Warranty coverage is provided for a period of twenty months to two years from date of manufacture for compressors; ninety days to three years from date of purchase for electrical components; one year from date of delivery for engines; and one year from date of sale for pumps. An estimate for warranty expense is recorded at the time of sale, based on historical warranty return rates and repair costs.

     Changes in the carrying amount and accrued product warranty costs for the six months ended June 30, 2006 and 2005 are summarized as follows:

                                               Six Months      Six Months
                                                 Ended           Ended
(Dollars in millions)                        June 30, 2006   June 30, 2005
                                             -------------   -------------
Balance at January 1                             $29.4          $ 38.1
   Settlements made (in cash or in kind)          (7.6)          (12.1)
   Current year accrual                            5.4             6.7
   Adjustments to pre-existing warranties          2.8            (1.4)
Effect of foreign currency translation             0.2            (0.4)
   Sale of Little Giant Pump Company              (2.7)             --
                                                 -----          ------
Balance at June 30                               $27.5          $ 30.9
                                                 =====          ======

     At June 30, 2006, $23.1 million was included in current liabilities and $4.4 million was included in noncurrent liabilities.

     11. We note that your warranty expense for fiscal years 2004 and 2005 are for the same amount. It is unclear to us why your warranty expense would remain constant, even though net sales decreased by 3.4% for fiscal year 2005 from fiscal year 2004 with significant fluctuations in volume. In addition, we note that you have been unable to pass along significant increases in the raw material costs. As such, please provide us with a detailed explanation of how you determine the amount of your warranty liability. Please also tell us why you do not believe this to be a critical accounting estimate even though warranty expense for fiscal year 2005 was 11.3% of operating loss. In addition, you should include disclosure within MD&A to address the trends regarding your warranty provision and liability and to provide a more comprehensive explanation of your estimate of the warranty accrual in light of the fact that your warranty expense was 11.3% of your fiscal year 2005 operating loss.

          ANSWER: Provision is made for the estimated cost of maintaining product warranties at the time the product is sold, based on historical claims experience by product line. If appropriate, further provision may be made to make adjustments for product recalls or any commensurate one-time experiences. Historically, warranty expense and the

Response to SEC Letter of July 26, 2006
Page 23 of 29


          variability in determining the amount of liability to recognize were not deemed to be as sensitive or critical as those items that the Company has chosen to include as a critical accounting estimate.

          The result of warranty expense amounting to 11.3% of operating loss is more a function of the Company having operating results that reflect the netting of certain operations in an operating profit position against others being in an operating loss position. We believe a more appropriate measure is the cost of warranty in relation to sales. In 2005, warranty expense amounted to 1.06% of revenue while in 2004 warranty expense as a percentage of revenue aggregated 1.03%. In addition, the liability only represents 3% of total liabilities in 2005 and 3.6% in 2004. The Company's SBU's sell a large number of homogeneous products for which an extensive warranty experience exists for the Company to estimate the amount of expected warranty costs associated with sold product. The adjustments to pre-existing warranties noted above relates to a higher-than-expected initial incidence rate for a specific product produced by the Company's Brazilian Compressor operations. Under the Company's quantitative approach to the computation/estimate of the liability, we do not believe there is much judgment that could be introduced to create significant variability to earnings. Accordingly, we do not believe this accounting estimate, and its resulting variability, provides much insight into results from operations with the exception of when abnormal events occur that result in costs beyond our normal warranty terms. When such events occur, we disclose such events within our MD&A.

     Item 15. Exhibits and Financial Statement Schedules, page 77 of annual report

     12. In future filings, please disclose as an exhibit or note to your financial statements your schedule of valuation and qualifying accounts for each income statement period, as required by Rule 5-04 of Regulation S-X. At a minimum, we would expect this schedule to include your valuation allowances related to accounts receivable and deferred tax assets and your restructuring reserves. Your filing should include an opinion from your independent accountants covering this schedule.

          ANSWER: The Company historically did not file this schedule because the only valuation account was the Company's allowance for bad debts, which was not significant given the very small amount of bad debt expense that the Company has experienced. Since that point, the Company has added other valuation accounts, like those cited. Accordingly, we agree that the financial schedule should be filed and will include such schedule in the Company's Annual Report on Form 10-K for 2006 and forward.

     Exhibit 31

     13. In future filings, please discontinue inclusion of the certifying individual's title in the first line of the 302 certification. The Final Release Number 33-8238 requires that only the name of the certifying individual be included in this line.

          ANSWER: In future filings, we will discontinue the inclusion of the certifying individual's title in the first line of the 302 certification as instructed.

Response to SEC Letter of July 26, 2006
Page 24 of 29


     Form 10-Q for the quarter ended March 31, 2006

     8.   Debt, page 10

     14. Citing relevant accounting literature, please tell us how you accounted for your refinancing of your Senior Guaranteed Notes and Revolving Credit Facility during the first quarter of 2006. In particular, please tell us whether you recognized a gain or loss on extinguishment and if so, the components of that gain or loss, such as write off of discounts and write offs of deferred financing fees.

          ANSWER: We accounted for the repayment of the old debt (Senior Guaranteed Notes and Revolving Credit Agreement) as an extinguishment of debt in accordance with SFAS 140 as the creditors were paid in full. We considered EITF 96-16 as to whether the refinancing amounted to a modification and concluded that the refinancing was not a modification because 1) terms substantially changed such that the present value of cash flows changed by more than 10%, and 2) the creditor group substantially changed as only two out of 17 creditors from the old financing arrangement participated in the new arrangement.

          As an extinguishment, $0.9 million of unamortized debt issuance costs net of unamortized gains from previously terminated swap agreements related to the Senior Guaranteed Notes and Revolving Credit Agreement were written off to interest expense in the first quarter 2006. In addition, debt issuance costs of $7.0 million related to the origination of the new financing arrangement entered into on February 6, 2006 were capitalized. We have added the above explanation of the accounting treatment to the debt footnote included in our Form 10-Q for the quarter ended June 30, 2006.

     10.  Income Taxes, page 13

     15. Citing relevant accounting literature, please explain, in detail, the basis for your recognition of the $5.6 million tax benefit in the first quarter of 2006. In addition, please address the following:

               A. You state in your Form 8-K filed May 4, 2006, that you reversed $5.6 million of your deferred tax asset valuation allowance due to the deferred tax liability that was generated by the transactions in other comprehensive income. Please confirm to us that the temporary differences that gave rise to this deferred tax liability will reverse in the same time period and jurisdiction and are of the same character as the temporary differences that give rise to the deferred tax assets for which you reversed the valuation allowance.

                    ANSWER: For the three-month period ended March 31, 2006, the Company reported a tax benefit for its current year losses attributable to U.S. continuing operations, which is equal to the tax expense reflected in other comprehensive income reported in the same period. For the three-month period ended March 31, 2006, income taxes also reflected the impact of foreign operations in those jurisdictions whose results continue to be tax affected as they are profitable or where sufficient negative evidence does not exist to warrant a valuation allowance.

Response to SEC Letter of July 26, 2006
Page 25 of 29


                    The Company's provision for income taxes for the period ended March 31, 2006 was computed by applying the statutory tax rate against income (loss) from continuing operations for the period and is applied by tax jurisdiction. Under Accounting Principle Board Opinion No. 28, "Interim Financial Reporting", the Company is required to adjust its effective tax rate each three-month period to be consistent with the estimated annual effective tax rate. The Company is also required to record the tax impact of certain unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, in the interim period in which they occur.

                    The Company previously reported a full valuation against its net deferred tax assets in the U.S., which was established in the third quarter 2005. The full valuation allowance established against the U.S. net deferred tax assets was based upon the Company's cumulative history of losses from U.S. operations and the lack of positive evidence about future events that would produce sufficient U.S. source income to allow for their recovery. For the three-month period ended March 31, 2006, the Company continued to report losses in the U.S. from continuing operations; therefore, income taxes for the same period included the impact of maintaining a full valuation allowance against the Company's net deferred tax assets in the U.S.

                    For the same three-month period ended March 31, 2006 the Company also recognized other U.S. income in the form of other comprehensive income that is taxable in the U.S. jurisdiction. The Company reported a loss from continuing operations and reported income in OCI. Pursuant to SFAS No. 109, Paragraph 35, the Company must allocate income tax expense or benefit ". . . among continuing operations, discontinued operations, extraordinary items, and items charged or credited directly to shareholders' equity (paragraph 36)," which includes gains and losses included in OCI but excluded in net income.

                    Generally, the tax effect of income from items other than continuing operations are not taken into account when computing the tax effect of pretax income or loss from continuing operations. However, the exception relates to a situation in which an enterprise reports a zero total tax provision and incurs a loss from continuing operations and income related to other items such as an extraordinary item or discontinued operations. In that situation, paragraph 140 of SFAS 109 requires that all items (including extraordinary items, discontinued operations, and so forth) be considered for purposes of determining the amount of tax benefit that results from a loss from continuing operations and that should be allocated among continuing operations.

Response to SEC Letter of July 26, 2006
Page 26 of 29


                    A FASB staff representative addressed this issue in EITF D-32, which states the approach taken in SFAS No. 109; Paragraph 140 ". . . was made to be consistent with the approach in Statement 109 to consider the tax consequences of taxable income expected in future years in assessing the realizability of deferred tax assets."

                    In the U.S., the Company anticipates ordinary loss for the year ended December 31, 2006 and had an ordinary loss for the first quarter. Given that Tecumseh recorded a full valuation allowance, no tax benefit for the losses should normally be recognized.

                    However, since Tecumseh reported a loss from continuing operations and income in OCI for the quarter ended March 31, 2006, tax expense/benefit was allocated to each item. Tax expense was recorded in OCI related to translation gains on unremitted earnings and a tax benefit was recorded on the loss in continuing operations to offset the expense recorded in OCI. The net result was an effective rate in the U.S. of 0%.

                    The tax effect of the cumulative translation adjustments relate to the U.S. tax jurisdiction and the temporary differences that gave rise to this deferred tax liability will reverse in the same time period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets for which valuation allowance was reversed.

               B. Excluding the $5.6 million tax benefit, you would have had an effective tax rate of 0%. We assume that you have estimated your annual effective tax rate to be 0%, suggesting that you do not expect any of the deferred tax assets generated in 2006 to be realizable. If so, please tell us your basis for this estimate. As part of your response, please reconcile the projections you considered in determining that none of your deferred tax assets will be realizable with the fact that you appear to have concluded that the remaining amounts of goodwill on your balance sheet are recoverable.

                    ANSWER: As stated in our response to Question #5, the Company determined its deferred tax assets were not realizable as of the third quarter of 2005. This determination did not change as of March 31, 2006 as the Company still believed it was more likely than not that its deferred tax assets would not be realized.

                    In arriving at that conclusion, management reviewed all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance was needed. For the current and prior two periods, the Company is in a cumulative book loss position. The cumulative three-year loss is significant negative evidence that calls for an additional amount of skepticism to be applied to the assumptions used in determining whether it is "more likely than not" that these assets will be utilized.

Response to SEC Letter of July 26, 2006
Page 27 of 29


                    Whenever significant negative evidence is present, such as cumulative losses in recent years, determination of the amount of valuation allowance necessary to reduce the deferred tax asset to an amount that is more likely than not to be realized usually will require estimates of future income. Unlike an SFAS 142 analysis, the evidence of recoverability must be weighted. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. In other words, a company with negative evidence should look to its recent operating history in order to determine how much, if any, income is expected in future years.

                    This analysis differs from the goodwill impairment analysis and will, therefore, lead to different results.

     14.  Subsequent Event, page 15

     16. We note that you are voluntarily recalling approximately 170,000 engines because of a potential fire hazard. However, it does not appear that you have included any disclosure for this loss contingency in your first quarter of fiscal year 2005 Form 10-Q. Please tell us why you believe such disclosure was not required. Please also tell us the estimate cost of this recall, when you determined the estimated cost and the period in which you recognized the estimated cost.

          ANSWER: The press release from the CPSC that was issued on April 4, 2006 was released well after the incident had occurred and substantial remedies had been undertaken by the Company. Despite the press release's reference to 170,000 affected engines, we estimate that a maximum of 119,000 engines were sold to consumers. During the fourth quarter of 2005, the Company had already contained approximately 54,000 engines within the OEM's and Retailer's warehouses and stores and affected inspections on those engines. Approximately 1.1% of those inspected engines exhibited fuel line detachment.

          At December 31, 2005, the Company had incurred a total of approximately $221,000 to complete the repairs to the contained engines and accrued an additional $3.6 million in the fourth quarter of 2005 relative to estimated response costs from OEM and Retailers not yet finalized and to provide for the expected costs of service repairs for those consumers who would actually return engines pursuant to the recall.

          The Company did not make reference to a recall at December 31, 2005 because the Company and the CPSC had not yet determined the appropriate remedy for the engine population. Although there were over 170,000 engines potentially with the fuel line defect, nearly one-third of the population was contained within the OEM and Retailer network, with an experience rating of only 1.1% fuel line detachment.

          As stated above, the Company incurred $3.8 million in expense in 2005 related to the product recall involving approximately 170,000 engines. An additional $4.2 million was expensed in 2005 to address a product recall for a Manual Standard Transmission product. Therefore, the Company made the following reference in the December 31, 2005 financial statements:

Response to SEC Letter of July 26, 2006
Page 28 of 29


          The decline in year to date results reflected increases in commodity costs of $12.4 million and other costs of $22.3 million, including the cost of $8.0 million associated with two product recalls.

Item 2 Management's Discussion and Analysis of the Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 21

     17. We note that accounts receivable is 12.4% of your total assets as of March 31, 2006. In addition, accounts receivable increased 10% from December 31, 2005, which appears to be disproportionate to your net sales trends. Net sales increased 1.3% for three months ended March 31, 2006 compared to prior year period. As such, in future filings, please include an analysis of days sales outstanding for each period presented and a discussion and analysis of the increase in accounts receivable in excess of net sales growth. Refer to instruction 5 to
          Item 303(A) of Regulation S-K for guidance.

          ANSWER: The trend noted by the staff is not the result of an unusual lengthening of accounts receivable terms or uncollected amounts. The increase in receivables of $21.5 million between March 31, 2006 and December 31, 2005 is consistent with the normal seasonal pattern of our sales.

          Based upon our internal computation of days sales outstanding (computed before giving effect to receivables sold in Brazil) DSO actually improved from 66 days at March 31, 2005 versus 56 days at March 31, 2006. The improvement is attributable to a concerted effort on the part of all major operating segments of the Company, most particularly the Compressor Group, which improved its DSO to 57 days versus 72 days at March 31, 2005.

          We agree with the staff that the suggested disclosures will help the reader to differentiate the effects of seasonality from other underlying factors and, accordingly, we have added the recommended disclosures to our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2006.

Response to SEC Letter of July 26, 2006
Page 29 of 29


Tecumseh Products Company acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the finding;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

TECUMSEH PRODUCTS COMPANY

/s/ James S. Nicholson
------------------------------------
James S. Nicholson
Vice President, Treasurer and Chief
Financial Officer